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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OneAmerican Square
(No. and Street)

Indianapolis	IN	46282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 West Washington Street, Suite 1300	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matthew Fleetwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janice C Hall
Notary Public Seal State of Indiana
Hendricks County
My Commission Expires 06/04/2020

Janice C Hall
Notary Public

Matthew J Fleetwood
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2018

OneAmerica Securities, Inc.
December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors of OneAmerica Securities, Inc. and Stockholder:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OneAmerica Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital required under the Securities and Exchange Commission Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity

PricewaterhouseCoopersLLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T:(317) 222 2202, F: (317) 940 7660, www.pwc.com/us

with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital required under the Securities and Exchange Commission Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 27, 2019

We have served as the Company's auditor since 1982.

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 5,599,363
Deposits with clearing broker and clearing organization	105,000
Accrued commissions receivable	3,301,172
Prepaid expenses	22,434
State income tax receivable	7,881
Deferred tax asset	83,785
Total assets	$ 9,119,635
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 2,969,725
Accounts payable and accrued expenses	371,964
Due to parent	1,328,442
Federal income tax payable	37,784
Total liabilities	4,707,915
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	6,167,000
Accumulated deficit	(1,785,280)
Total stockholder's equity	4,411,720
Total liabilities and stockholder's equity	$ 9,119,635

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2018

Revenues		
Commissions and fees	$	16,665,924
Revenue sharing income		18,395,005
Investment advisor fee income		4,559,373
Other		735,022
Total revenues		40,355,324
Expenses		
Sales commissions		12,655,412
Revenue sharing expense		18,395,005
Investment advisor fee expense		3,408,234
Salaries and employee benefits		1,833,650
General office expenses and administration		2,211,308
Regulatory licenses, payroll taxes and fees		298,340
Other		300,211
Total expenses		39,102,160
Net income before taxes		1,253,164
Income tax provision—federal and state (Note 3)		356,320
Net income	$	896,844

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2017	$ 30,000	$ 6,167,000	$ (2,682,124)	$ 3,514,876
Net income	-	-	896,844	896,844
Balance at December 31, 2018	$ 30,000	$ 6,167,000	$ (1,785,280)	$ 4,411,720

OneAmerica Securities, Inc.
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities	
Net Income	$ 896,844
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in assets and liabilities	
Decrease in accrued commissions receivable	442,589
Decrease in prepaid expenses	1,337
Increase in income tax receivable	(7,881)
Increase in deferred tax asset	(1,344)
Decrease in commissions payable	(600,790)
Increase in accounts payable and accrued expenses	63,083
Decrease in income tax payable	(41,139)
Increase in due to parent	1,245,910
Total adjustments	1,101,765
Net cash provided by operating activities	1,998,609
Cash, beginning of year	3,600,754
Cash, end of year	$ 5,599,363
Supplementary information	
Net cash paid to parent for income taxes	$ 374,983

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with FINRA, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sale of equity and fixed income securities. The Company is a dually registered introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments, real estate investment trusts ("REIT") and fee-based financial planning.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue

Disaggregated Revenue	
Financial planning and consultation fees	$ 43,975
RIA advisory fees	4,515,398
Annuities	7,305,258
General securities	470,124
Mutual funds	1,896,993
12b-1 fees and trails	6,614,778
Revenue sharing	18,395,005
Administrative service agreement with parent	703,109
Other	272,419
Total revenue from contracts with customers	$ 40,217,059
Revenue unrelated to contracts with customers	138,265
Total revenue	$ 40,355,324

Financial Planning and Consultation Fees:

Financial planning and consultation is offered as a service by the Company. Financial planning and consultation services include meeting with the client to draft a plan that includes a detailed analysis and recommendation that may encompass specific areas such as net worth, budget and cash flow, income tax, educational analysis, insurance and risk management, retirement, estate planning and investment analysis. The Company charges an agreed upon fee for financial planning services between the client and the investment advisory representative ("IAR"). Financial consultations require an itemized invoice and are based on an hourly rate. The Company's performance obligation is considered complete once the completed plan is delivered to the client. Financial planning and consultation fee revenue is reported within Investment Advisor Fee Income in the Statement of Operations.

1. Organization and Significant Accounting Policies (*continued*)

RIA Advisory Fees:

Registered investment advisory ("RIA") services are offered by the company through agreements with third party investment advisors ("Advisor"). The Company's performance obligation is for the IAR to recommend the investment advisory services of the advisor. The IAR may serve as a liaison between the advisor and the investor. Advisory fees are earned as a percentage of assets under management ("AUM") and may be received by the Company in either advance or arrears depending on the terms of the agreement with the advisor. Revenue from fees paid in advance are recognized as earned. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Pro-rated chargebacks can occur when advisory fees are paid in advance. An estimated allowance, based upon historical experience, has been established to account for chargebacks. RIA advisory fee revenue is reported within Investment Advisor Fee Income in the Statement of Operations.

Annuities & Trails:

Annuities from various insurance companies by which the Company has selling agreements are offered for end investors to purchase. Introducing the investor to the insurance company is considered the main performance obligation of the selling agreement with the insurance company. The Company evaluates the needs of the investor, gathers all necessary documentation and completes a suitability review. The Company's performance obligation is considered complete once the insurance policy has been issued and delivered to the investor. Annuity commissions are paid to the Company based upon a percentage of the investment amount per the selling agreement between the Company and the insurance company. Annuity commissions are reported within Commissions and Fees in the Statement of Operations.

The Company also receives variable consideration from trailing commissions. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Trailing commissions are reported within Commissions and Fees in the Statement of Operations.

General Securities:

The Company is an introducing broker dealer and has entered into a fully disclosed clearing agreement with Pershing, LLC ("Clearing Firm"). The clearing firm is responsible for clearance, custody, trade confirmations and providing monthly investor account statements while the Company's performance obligation is to provide the clearing firm with an investor in order to execute and complete a sale. The clearing firm compensates the Company by paying a commission upon submission of purchases and sales. The Company offers mutual funds, unit investment trusts, exchange traded funds, real estate investment trusts, certificate of deposits, stocks, bonds and investment advisory services for purchase through the clearing firm. With exception of mutual funds and investment advisory services, revenue from the sale of clearing firm related products are considered general securities. The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. The service is considered transferred when the investor obtains control of that asset, which is at the trade date. General securities commission revenue is reported within Commissions and Fees in the Statement of Operations.

1. Organization and Significant Accounting Policies ***(continued)***

Mutual Funds & 12b-1 Fees:

Mutual funds and 529 plans are offered by the Company for purchase by investors on a fully disclosed basis. Purchases and sales may be made through the Company either directly with the fund company or through the clearing firm. The Company's performance obligation is to provide a suitable investor to the fund company after completing all regulatory requirements. Fund companies compensate the Company based on a percentage of the investment amount as stated in the fund prospectus. The Company recognizes mutual fund commissions at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. An asset is transferred when the investor obtains control of that asset, which is at the trade date. Mutual fund commissions are reported within Commissions and Fees in the Statement of Operations.

The Company also receives variable consideration in the form of 12b-1 fees under Rule 12b-1 of the Investment Company Act of 1940. These fees are considered constrained and are only included in the Company's financial statements to the extent that it is probable and that a significant reversal in the amount of cumulative revenue recognized will not occur when uncertainties such as market volatility, asset movement and investor behavior associated with the variable consideration is subsequently received. Revenue from 12b-1 fees are reported within Commissions and Fees in the Statement of Operations.

Revenue Sharing:

The Company is the distributor of securities issued by AUL. Revenue sharing income related to the AUL separate accounts that support these securities comes in the form of 12b-1 fees from third party mutual fund companies. The Company's performance obligation is to perform distribution services which may include distributing prospectuses, sales literature and advertising materials. In exchange for these services, the Company earns a 12b-1 fee as defined by Rule 12b-1 of the Investment Company Act of 1940. The fee schedules within each fund's prospectus are used to calculate the expected amount to be received. Revenue sharing income is recognized as earned and reported within Revenue Sharing Income in the Statement of Operations.

Administrative Servicing Agreement:

The Company has entered into an administrative service agreement with its parent company, AUL, whereby certain services have been agreed. The Company's performance obligation is to provide compliance and executive services. These services are ongoing and provided over the term of the service agreement. The amount that AUL pays the Company is calculated annually and approved by the American United Mutual Insurance Holding Company Board of Directors. The Company recognizes revenue from the administrative services agreement as the performance obligations are simultaneously provided by the Company and consumed by the customer. Administrative service agreement fees are reported within Other in the Statement of Operations. See Note 1, Related Party Transactions, for additional detail.

Other:

Miscellaneous revenue items of lesser significant amounts are also earned by the Company throughout the year. These amounts are included in "Other" within the "Disaggregated Revenue" table.

1. Organization and Significant Accounting Policies (*continued*)

Related Party Transactions

AUL furnishes personnel, office space, legal counsel, information technology support and other related services to the Company through an administrative service agreement. This agreement specifies that a monthly payment be made by the Company. Consistent with prior years, the methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL for providing certain services to the Company and is determined through the allocation of costs pursuant to AUL's standard cost allocation. For the year ended December 31, 2018, AUL provided services to the Company for which it earned and was paid $1,636,860. This amount is classified as an expense and included within General Office Expenses and Administration on the Company's statement of operations. In addition, the Company provided certain services to AUL including the distribution of proprietary products, principal suitability review involving the sale of proprietary products and the marketing of such products for which it earned and was paid $703,109. Income paid to the Company is calculated by dividing the number of individual and retirement services registered representatives by the OAS infrastructure costs minus the Company's share of agent benefits to approximate the cost of providing services to AUL. This amount is classified as revenue and included in Other within the Revenues section of the Company's statement of operations.

The Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Within the Company's statement of financial condition, the $1,328,442 classified as Due to Parent primarily represents unsettled revenue sharing amounts and general expense items.

For the year ended December 31, 2018, the Company's statement of operations includes $18,395,005 of AUL Revenue Sharing Income, $990,149 of AUL Proprietary Income, and $33,007 of Insurance Agency Income offset by an equal amount of expense.

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value. Financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments

The Company's cash on deposit balance is held with Fifth Third Bank and U.S. Bank and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2018, the accrued commission receivable of $3,301,172 reflected on the statement of financial condition includes $89,479 representing an amount due from this clearing broker, whom is a member of a nationally recognized exchange. The remaining $3,211,693 consists

1. Organization and Significant Accounting Policies (*continued*)

of commissions and fees receivable from other third parties. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer. No lawsuits were pending against the Company at the conclusion of 2018.

Recent Accounting Pronouncements

During the first half of 2016, the Financial Accounting Standards Board ("FASB") issued three separate updates, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients* or Accounting Standards Update ("ASU") 2016-12, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* or ASU 2016-10, and *Revenue from Contracts with Customers (Topic-606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* or ASU 2016.08. These updates provide additional clarification and implementation guidance on the previously issued *Revenue from Contracts with Customers (Topic 606)* or ASU 2014-09. These amendments provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity's promise to grant a license provides a customer with either a right to use or a right to access an entity's intellectual property. The amendments clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of the three guidance updates is to coincide with an entity's adoption of the revenue recognition guidance issued in May 2014. Upon the effective date, these updates will supersede almost all existing revenue recognition guidance under GAAP, with certain exceptions, including an exception for our premium revenues accounted for in accordance with the provisions of Accounting Standards Codification Topic 944, *Financial Services – Insurance*. These updates will require a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance permits adoption through either a full retrospective approach or a modified retrospective approach with a cumulative effect adjustment to retained earnings. The guidance is now effective and does not have a material impact on the financial statements. See the Revenue section within Note 1 for additional detail.

In July 2018, the FASB issued *Leases (Topic 842): Targeted Improvements,* or ASU 2018-11, and Codification Improvements to Topic 842, Leases, or ASU 2018-10. The amendments in ASU 2018-11 provide for an additional and optional transition method that allows an entity to initially apply ASC Topic 842 at the adoption date and recognize a cumulative effect adjustment to its opening balance of retained earnings in the period of adoption and continue its reporting for the comparative periods presented in accordance with the current lease guidance, ASC Topic 840. The amendments in ASU 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component in the nonlease components otherwise would be accounted for under the new revenue guidance, ASC Topic 606 and if certain conditions are met. The amendments in ASU 2018-10 provide additional clarification and implementation guidance on certain aspects of the previously issued Leases (Topic 842), or ASU 2016-02, and have the same effective and transition requirements as ASU 2016-02. The standard amends the existing accounting standards for lease accounting including requiring lessees to recognize most leases on the balance sheet. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial

1. Organization and Significant Accounting Policies (*continued*)

application, with an option to use certain transition relief. The new guidance is effective for annual periods beginning after December 15, 2018. The Company is currently assessing the impact of the guidance on the Company's financial statements.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) and k(2)(ii). Trade activities are cleared through the clearing firm, Pershing, on a fully disclosed basis. The Company promptly transmits all customer funds and delivers all securities, does not otherwise hold funds or securities for, or owe money or securities to customers.

At December 31, 2018, the Company had net capital, as defined, of $4,001,551 and $3,687,690 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.18 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay or receive an amount equal to the tax on its current year taxable income (loss) generated. Such payments are made through routine intercompany settlements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under U.S. GAAP, uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

Open tax years including those from 2016 through 2018 are open to examination by the tax authorities. The 2015 federal consolidated income tax return has been examined resulting in no material adjustment.

3. Income Taxes *(continued)*

As of December 31, 2018, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months. The net income tax expense for the year ended December 31, 2018, is as follows:

	Federal	State	Total
Current income tax expense	$ 249,928	$ 107,736	$ 357,664
Deferred income tax expense/(benefit)	(6,253)	4,909	(1,344)
Net income tax expense	$ 243,675	$ 112,645	$ 356,320

The income tax payable net amount and deferred tax asset for the year ending December 31, 2018 is $29,903 and $83,785, respectively. The deferred tax asset is primarily composed of temporary differences related to non-deductible accruals and other state tax differences. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, a valuation allowance was not established.

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the year ended December 31, 2018, is as follows:

Income tax expense at statutory tax rate (21%)	$ 263,280
Nondeductible expenses	4,050
State and local taxes, net of federal tax	88,990
Income tax expense	$ 356,320

4. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events through February 27, 2019, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition of disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital under Securities and Exchange Commission Rule 15c3-1
December 31, 2018

Total stockholder's equity	$ 4,411,720
Nonallowable assets	
Prepaid expenses	(22,434)
Receivables for Chargebacks	(5,798)
Accrued commissions receivable	(290,271)
Income tax receivable, due from parent	(7,881)
Deferred tax asset	(83,785)
Net capital before haircuts	4,001,551
Haircuts	-
Net capital	4,001,551
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	313,861
Excess net capital	$ 3,687,690
Computation of Aggregate Indebtedness	
Commissions payable (net of discretionary bonus accrual)	$ 2,969,725
Accounts payable and accrued expenses	371,964
Due to parent	1,328,442
Income tax payable	37,784
Aggregate indebtedness	$ 4,707,915
Ratio of aggregate indebtedness to net capital	1.18 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2018.

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of OneAmerica Securities, Inc.:

We have reviewed OneAmerica Securities, Inc.'s (the "Company") assertions, included in the accompanying OneAmerica Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its exemption report with respect to exceptions listed below.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks were not promptly forwarded from the registered representative to the OSJ ("Office of Supervisory Jurisdiction")	19	January (1); February (2); April (6); May (2); August (2); September (5); November (1)
Checks were not promptly forwarded from the OSJ to the Home Office	2	September (2)
Total	21	

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 27, 2019

PricewaterhouseCoopersLLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T:(317) 222 2202, F: (317) 940 7660, www.pwc.com/us

pwc

Report of Independent Accountants

To Management and the Board of Directors of OneAmerica Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by OneAmerica Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of OneAmerica Securities, Inc. for the year ended December 31, 2018, solely to assist the specified parties in evaluating OneAmerica Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for OneAmerica Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments made to SIPC included $3,604 paid on July 27, 2018 (check number 2000000012) and $3,950 paid on February 18, 2019 (check number 2000000067). Check payment copies were obtained from Bryan Hartley, Financial Reporting. We agreed both the July and February check amount and payee to the applicable check register evidencing amounts were paid. No differences were noted.
2. Compared the Total Revenue amount of $40,355,324 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $40,355,324 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c (1), of $15,968,761 representing commission revenues received in connection with the distribution of shares of a registered open end investment company or unit investment trust or derived from the sale of variable annuities, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial Reporting. The reconciliation was agreed to the Company's 2018 general ledger. No differences were noted.

    b. Compared deductions on line 2c (3), of $219,665, representing clearance paid to other SIPC members (Pershing) in connection with the securities transactions, to the SIPC-7 reconciliation file and the Pershing Transaction Charges file provided by Bryan Hartley, Financial Reporting. The reconciliation and support file was agreed to the Company's 2018 general ledger. No differences were noted.

    c. Compared deductions on line 2c (8), of $19,131,121, representing other revenue not related either directly or indirectly to the securities business such as revenue received

under the revenue sharing agreement, insurance agency fees and administrative service agreement, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial Reporting. The reconciliation was agreed to the Company's 2018 general ledger. No differences were noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $5,035,777 and $7,554, respectively of the Form SIPC-7. No differences were noted.
   b. Recalculated the mathematical accuracy of the Form SIPC-7 reconciliation file (an Excel document) provided by Bryan Hartley, Financial Reporting. We agreed revenue amounts included in the reconciliation file to the sum of the corresponding amounts on the Company's filed FOCUS Reports. No differences were noted.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management and the Board of Directors of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 27, 2019